EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE

CONTACTS:
Media                      Investors
Robert W. Stewart          Michael S. Kraft
703-762-5175               703-762-5359
888-894-7812               800-981-5994


     TELIGENT REPORTS FIRST QUARTER REVENUE OF $1.5M, TRIPLING TOTAL FOR FOURTH QUARTER 1998

     VIENNA, VA., May 12, 1999 - Teligent today announced financial results for its first full quarter of commercial operations, reporting revenue of $1.52 million for the three months ending March 31. The total is more than triple the $479,000 in revenue reported for the fourth quarter of 1998.

     In addition to increasing revenue, Teligent launched local, long distance and high-speed Internet services in 11 additional markets during the first quarter, bringing the total number of in-service markets to 26. Those 26 markets include the nation's largest business centers and comprise more than 430 cities and towns with a combined population of more than 75 million. By year-end 1999, the company expects to offer service in 40 markets with a combined population of more than 100 million.

     "Teligent kicked into overdrive during the first quarter, accelerating revenue growth and quickly bringing new markets on line," said Teligent Chairman and Chief Executive Officer Alex J. Mandl. "This was our first complete quarter of operations and our results underscore our ability to move very quickly into the marketplace," Mandl said.

     During the first quarter, Teligent doubled its base of installed customers to approximately 2,000, increased total installed lines to nearly 17,600 - a 94 percent increase over year-end 1998 - and added four new Nortel DMS switches to its local networks, up from 13 installed as of December 31.

     The company also added more than 700 leases and options to its portfolio of customer buildings, bringing the total number of buildings under lease or option to more than 3,100. During the quarter, the company grew to nearly 1,900 employees, up from approximately 1,500 at the end of 1998.

     Reflecting the continued build out of its local SmartWave(TM) networks, the Company reported a net loss of $108 million for the quarter, compared to a loss of $105 million for the fourth quarter of 1998. Capital expenditures were $57 million in the first quarter. As of March 31, the company reported available cash and cash equivalents of $294 million, and had not yet drawn down on its $800 million bank line of credit.

     "Teligent in the first quarter was able to triple revenue over the fourth quarter of 1998 while keeping our operating expenses in line. That had the effect of keeping EBITDA losses essentially flat, quarter over quarter," said Senior Vice President and Chief Financial Officer Abraham L. Morris. "We're extremely focused on driving sales, improving our installation processes and maintaining a competitive cost structure."

     An expanded sales force, which grew from 206 to 333 during the quarter, helped drive revenue growth, said Teligent President and Chief Operating Officer Kirby G. Pickle. Pickle said the company expects that the sales force will grow to more than 400 by the end of 1999.

     "Customers want what Teligent offers," Pickle said. "They want the savings. They want the bandwidth. And they want an integrated package. Our customers are buying a lot of local and long distance service, but they're also ordering more data and Internet services than we had expected. That's great news for us because Teligent is one of just a few companies that can offer all of these services over its own networks, on one bill."

     Of the customers who ordered Teligent service in the first quarter, more than 60 percent ordered local services, with many adding long distance or data services to their package. Nearly 20 percent wanted data or Internet services, up from 10 percent in the fourth quarter of 1998.

     "Our early experience shows that many small and mid-sized businesses are eager to seize the opportunity offered by the new world of the Internet and e-commerce, and Teligent is showing them the way," Pickle said. "Today, more than 70 percent of new customers are signing up to use eomagineSM, Teligent's unique, interactive Web-based business management tool, for their billing needs."

     More than two-thirds of the customers ordering data services are asking for dedicated Internet access at speeds of 128 or 256 kilobits per second, roughly two to four times the speeds afforded by the best "dial-up" access service. About one-fifth of Teligent's data customers are ordering full "T-1" service, at a speed of 1.54 megabits per second.

     One of Teligent's larger new customers signed in the first quarter was The New York Yankees. "We were attracted to Teligent's pricing, performance-based business philosophy and especially their understanding of how we can use telecommunications to benefit our marketing efforts," said The Yankees' Joseph
M. Perello, Vice President, Business Development.

     Pickle reported that Teligent had connected approximately 800 customer buildings to its local networks at the end of the quarter, an increase of nearly 350 percent over the fourth quarter of 1998. Of the total, 444 buildings are equipped with fixed wireless installations, an increase of more than 300 percent over the fourth quarter. The company had put in place nearly 60 base stations, or "nodes," as of March 31, 1999.

     "During the first quarter, we made considerable progress in speeding up the installation of our fixed wireless equipment," Pickle said. "At the same time, we continue to use traditional broadband wireline technology to get customers on-net quickly and to extend our reach to buildings we can't yet `see' with a Teligent base station."

     Last month, Teligent announced a new agreement with Hughes Network Systems of Germantown, Maryland, which provides for the delivery of additional point-to-multipoint radios. "The new relationship with Hughes will enhance Teligent's flexibility and capability as we continue to build on the strong technology platform we've built with Nortel Networks," Pickle said. Nortel, Teligent's principal network integrator, will continue to supply radio and other equipment to Teligent.

     Integrating advanced point-to-multipoint and point-to-point microwave radio equipment with traditional broadband wireline technology, Teligent SmartWave(TM) networks offer customers the advantages of lower costs and greater flexibility.

     Teligent delivers its wireless service by installing small antennas on the roofs of customer buildings. When a customer picks up a telephone, accesses the Internet or activates a videoconference, the signal travels over inside wiring to Teligent's indoor electronics cabinet and from there to the rooftop antenna. The antenna then relays the voice, data or video signals, which are carried over an ATM platform, to a Teligent base station antenna.

     The base station gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a Teligent broadband switching center. At the switching center, Teligent uses ATM switches and data routers along with Nortel DMS switches to hand off the traffic to other networks
- the public circuit-switched voice network, the packet-switched Internet, and private data networks.

     Based in Vienna, Va., Teligent, Inc. (NASDAQ: TGNT) is a full-service, integrated communications company that is offering small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in 26 major markets. Eventually, Teligent will expand service to 74 major metropolitan areas throughout the United States. Teligent's offerings of regulated services are subject to tariff approval.

     For more information, visit the Teligent website at: www.teligent.com

     Teligent and SmartWave are trademarks of Teligent, Inc.

     Except for any historical information, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, key employee, vendor, competitive, governmental, regulatory and technological factors affecting the company's growth, operations, markets, products, services, licenses and other factors discussed in the company's filings with the Securities and Exchange Commission. Actual results may vary materially due to these and other risks and uncertainties.

     Financial Tables Follow

                                TELIGENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands except share and per share information)
                                   (unaudited)

                               Three Months Ended
                                                             ------------------
                                                   March 31,     December 31,      March 31,
                                                     1999          1998 (1)        1998 (1)
                                                ------------    ------------      ----------
Revenues:
   Communications services ..................   $      1,523    $        479      $       98

Costs and expenses:
   Cost of services .........................         34,440          30,559           7,384
   Sales, general and administrative expenses         45,355          47,485          17,911
   Stock-based and other noncash compensation          7,864           8,023           7,954
   Depreciation and amortization expense ....          7,396           7,151           1,573
                                                ------------    ------------      ----------
      Total costs and expenses ..............         95,055          93,218          34,822
                                                ------------    ------------      ----------

   Loss from operations .....................        (93,532)        (92,739)        (34,724)

Interest and other income ...................          5,181           6,870           8,095
Interest expense ............................        (19,761)        (19,364)        (11,929)
                                                ------------    ------------      ----------

   Net loss before provision for income taxes       (108,112)       (105,233)        (38,558)

Provision for income taxes ..................           --              --              --
                                                ------------    ------------      ----------

   Net loss .................................   $   (108,112)   $   (105,233)     $  (38,558)
                                                ============    ============      ==========

Net loss per share ..........................   $      (2.05)   $      (2.00)     $    (0.73)
                                                ============    ============      ==========

Weighted average common shares outstanding ..     52,674,601      52,614,428      52,585,382
                                                ============    ============      ==========

SELECTED FINANCIAL AND OTHER DATA:
                               Three Months Ended
                                                               ------------------
                                                   March 31,      December 31,      March 31,
                                                     1999           1998 (1)        1998 (1)
                                                   ---------      ----------        --------
EBITDA (2) ..................................       $(78,272)       $(77,565)       $(25,772)
Cash used in operations .....................       $(85,043)       $(78,955)       $(20,190)
Capital expenditures ........................       $(56,703)       $(71,950)       $(50,569)


                                                   March 31,      December 31,      March 31,
                                                     1999            1998             1998
                                                   ---------      -----------       --------

Cash and cash equivalents ...................       $294,438        $416,247        $636,933
Total assets ................................       $702,718        $763,434        $867,621
Total stockholders' (deficit) equity ........       $(69,731)       $ 31,053        $243,013
Number of employees .........................          1,866           1,477             494


(1) Certain amounts in the prior year financial statements have been reclassified to conform to the current year's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other noncash compensation.